SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D-A

Under the Securities Exchange Act of 1934

MagnaData, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

559328 10 9
(CUSIP Number)

Jerry Steinhorn
1305 Briarcliff Rd
Greensboro, NC 27408
336-378-9726
_______________________
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

with a copy to:

James F. Verdonik, Esq.
Daniels Daniels & Verdonik, P.A.
1822 NC Highway 54 East, Suite 200
Durham, North Carolina 27713
(919) 544-5444

January 31, 2005
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

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Cusip No.	559328 10 9
1.	Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only) Jerry Steinhorn
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 0 9. Sole Dispositive Power: _____ 10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 See Item 5(a)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: See Item 5(a) ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): IN

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Schedule 13D

Item 1.    Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of MagnaData, Inc., a Delaware corporation (the “Company”). The principal executive office of the Company is located at The Europa Center, 100 Europa Drive, Suite 455, Chapel Hill, North Carolina 27514.

Item 2.    Identity and Background.

(a)    This Schedule 13D is being filed on behalf of Jerry Steinhorn (the “Reporting Person”).

(b)    The business address of the Reporting Person is c/o MagnaData, Inc., The Europa Center, 100 Europa Drive, Suite 455, Chapel Hill, North Carolina, 27514.

(c)    The Reporting Person is no longer affiliated with the company.

(d)    The Reporting Person has not, during the five years prior to the date of this Schedule 13D, been convicted in a criminal proceeding.

(e)    The Reporting Person has not, during the five years prior to the date of this Schedule 13D, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.    Purpose of Transaction.

The Reporting Person has disposed of all the shares of all Common Stock of the Company.

(a)    The Reporting Person does not have any plans or proposals that relate to, or would result in, the acquisition by any person of additional securities of the Company or the disposition of securities of the Company.

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(b)    The Reporting Person does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

(c)    The Reporting Person does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d)    Not Applicable.

(e)    The Reporting Person does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

(f)    The Reporting Person does not have any plans or proposals that relate to or would result in any other material change in the Company’s business or corporate structure.

(g)   The Reporting Person does not have any plans or proposals that relate to or would result in changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person.

(h)    The Reporting Person does not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)    The Reporting Person does not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

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(j)    The Reporting Person does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a)    The Reporting Person beneficially owns 0 shares of Common Stock, which, represents approximately 0% of the issued and outstanding shares of Common Stock.

(b)    The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all the shares of Common Stock reported in Item 5(a) of this Schedule 13D. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(c)    The Reporting Person disposed of all the shares reported herein on January 31, 2005.

(d)    Not applicable.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Except as disclosed in this Schedule 13D, the Reporting Person does not have any other contracts, arrangements, understandings or other relationships with respect to the securities of the Company.

Item 7.    Material to be Filed as Exhibits.

1.  Not applicable.

2.  Not applicable.

3.  Not applicable.
SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: ____________, 2005

Signature

Type Name:_________________

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